XDD 5/30/13

SECURI 13025200 ISSION

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MAY 30 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-26042

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Palmeri — (212) 782-5742
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OD 6/5/13

BTMU SECURITIES, INC.

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section SEC 240.17a-5(e)(3).*

AFFIRMATION

I, Martin V. Palmeri, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Securities, Inc., ("BTMUS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd. for the year ended March 31, 2013, are true and correct. I further affirm that neither BTMUS nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

5/28/13

Signature Date

Title: Chief Financial Officer & Treasurer

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS.:

On this 28th day of May, 2013, before me personally came Martin V. Palmeri, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Public

AMY MELLON
Notary Public, State of New York
No. 02ME6186904
Qualified in New York County
Commission Expires November 9, 2016

BTMU SECURITIES, INC.
(SEC I.D. No. 8-26042)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2013
AND
INDEPENDENT AUDITORS' REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
Under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BTMU Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of BTMU Securities, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd., as of March 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BTMU Securities, Inc. as of March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 2 and Note 3, the statement of financial condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

May 28, 2013

BTMU SECURITIES, INC.

Statement of Financial Condition
As of March 31, 2013

Assets		
Cash	$	24,147,827
Fees receivable from affiliate		8,713,643
Prepaid fees		58,977
Current tax assets		742,140
Deferred tax assets		2,563,296
Total assets	**$**	**36,225,883**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	6,516,933
Total Liabilities		6,516,933
Stockholder's Equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		21,525,152
Total stockholder's equity		29,708,950
Total liabilities and stockholder's equity	**$**	**36,225,883**

See notes to Statement of Financial Condition.

BTMU SECURITIES, INC.

Notes to Statement of Financial Condition
As of March 31, 2013

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Securities, Inc. ("BTMUS" or the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily refers corporate institutions seeking to raise capital through the debt or equity capital markets as potential issuers to other broker-dealers who are authorized to conduct underwriting activities. The Company is also approved to conduct corporate advisory services and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and notes to the Statement of Financial Condition. These estimates include, but are not limited to, the determination of deferred tax assets. Actual results could differ from those estimates.

Cash. As of March 31, 2013, the balance consists of cash held at a major money center bank.

Fees receivable from affiliate. The Company offers to Mitsubishi UFJ Securities (USA), Inc. ("MUS") the opportunity to engage in underwriting and other activities for corporate clients for which the Company covers from a relationship management standpoint. Fees receivable include referral fees from MUS. The referral fees are received by the Company by the 20th day of the following month after MUS receives all applicable net compensation.

Income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. The Company files separate tax returns on a standalone basis.

Accrued expenses. Accrued expenses are comprised of personnel bonuses, personnel expenses (including deferred compensation costs), service charges, professional accounting fees, and regulatory assessments.

3. TRANSACTIONS WITH AFFILIATES

The Statement of Financial Condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

For the year ended March 31, 2013, the Company referred corporate institutions to MUS. As discussed in Note 2, the Company earns referral fees on each referral to MUS for certain underwriting and issuer repurchase transactions. As of March 31, 2013, total referral fees receivable from MUS was $8.7 million.

The Company's employees are dual-hat employees who provide services for both the Company and BTMU. The personnel expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company.

The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, and other support functions.

A branch of BTMU has entered into an operating lease for office space, and allocates all direct costs incurred on the lease to other affiliates occupying the space, including the Company. The expense apportionment for these affiliates is based on a systematic, rational and consistent approach, which identifies the square footage occupied by each individual employee.

4. COMPENSATION COSTS

Personnel expenses, as discussed in Notes 2 include the Company's allocated match of employee contributions under the BTMU 401(k) Savings and Investment Plan ("401(k) Plan") and the BTMU Cash Balance Pension Plan ("Pension Plan"), described as follows:

> The employees of the Company are eligible to participate in the 401(k) Plan on the first day of the month following the date of hire and after attainment of age 21. Employees are able to make a maximum allowable contribution of $17,000 and $17,500, respectively, in calendar years 2012 and 2013, with an additional $5,500 "catch-up" contribution for anyone who became age 50 or older in calendar years 2012 and 2013, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. BTMU will match an employee's contributions on a dollar for dollar basis up to three percent of a participant's base salary and bonus paid during the annual bonus cycle. Employee contributions over three percent, but no more than five percent of base salary and bonus paid during the annual bonus cycle, are matched at the rate of fifty percent. Employee contributions over five percent of base salary and bonus are not matched. Employer matches are subject to Internal Revenue Service limitations. All employee and employer contributions are 100% vested immediately.
>
> The employees of the Company are also eligible to participate in the Pension Plan on the first day of the month following their date of hire if they are at least age 30. If the employee's age is under 30, the employee becomes eligible on the first day of the month following the date on which he or she has completed one year of eligible service, provided the employee is at least age 21. The Pension Plan is a noncontributory defined benefit pension plan covering eligible employees of BTMU as defined by the Pension Plan that is administered by BTMU. The Company's allocated accrued pension expense of $0.1M was included in Accrued expenses in the accompanying Statement of Financial Condition.

Certain employees of the Company are eligible to participate in the BTMU Deferred Compensation Plan ("DCP") and Stock Bonus Plan ("SBP"). Eligible employees vest on a graded vesting basis over the three year period ending June 2013, 2014, and 2015. The Company's allocated accrued expense of $0.9 million was included in Accrued expenses in the Statement of Financial Condition.

5. INCOME TAXES

The Company files its federal, state and local income taxes on a standalone basis.

Deferred tax assets of $2.6 million are primarily related to temporary differences for the deductibility of personnel bonuses, deferred compensation costs, accrued professional fees, pension expenses and the taxability of accrued state tax refunds.

No valuation allowance was required for the deferred tax assets as of March 31, 2013.

There were no uncertain tax positions as of or during the fiscal year ended March 31, 2013.

The periods under audit or open to examination in major jurisdictions are as follows:

Major jurisdiction	
Federal	Years ended December 31, 2008 through 2011; three months ended March 31, 2012; year ended March 31, 2013.
Massachusetts	Years ended December 31, 2008 through 2012.
New York State	Year ended December 31, 2011; three months ended March 31, 2012; year ended March 31, 2013.
New York City	Year ended December 31, 2011; three months ended March 31, 2012; year ended March 31, 2013.

6. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2013, the Company's net capital and minimum required net capital were $17,630,894 and $434,462, respectively, and its ratio of aggregate indebtedness to net capital was approximately 0.3696 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i).

7. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the

amount of the loss can be reasonably estimated. At March 31, 2013, there were no outstanding commitments and contingencies, and therefore, no accrual is necessary.

8. SUBSEQUENT EVENT

Management of the Company has evaluated subsequent events through May 28, 2013, the date the financial statements were available to be issued.

Management did not identify any subsequent events requiring adjustments or disclosures to the financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 28, 2013

BTMU Securities, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104

In planning and performing our audit of the financial statements of BTMU Securities, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo–Mitsubishi UFJ, Ltd., as of and for the year ended March 31, 2013 (on which we issued our report dated May 28, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, fraud or error may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP